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                                                                       EXHIBIT 5
                          LOGO of ASA HOLDINGS, INC.

                                                           February 22, 1999

To the Shareholders of ASA Holdings, Inc.:

     On February 15, 1999, ASA Holdings, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Delta Air Lines, Inc., a Delaware corporation ("Delta"), and its wholly-owned indirect subsidiary Delta Sub, Inc., a Georgia corporation ("Purchaser"), that provides for the acquisition of all of the common stock, par value $0.10 per share, of the Company (the "Shares" or, individually, a "Share") by Purchaser at a price of $34.00 per Share net to the seller in cash. Under the terms of the proposed transaction, Purchaser has commenced a tender offer (the "Offer") for all outstanding Shares at a price of $34.00 per Share net to the seller in cash.
The Offer is currently scheduled to expire at 12:00 midnight, Eastern Standard Time, on March 19, 1999, unless extended.

     Following the successful completion of the Offer and upon approval by the affirmative vote of holders of a majority of the Shares, if required, Purchaser will be merged with and into the Company (the "Merger") and all Shares not purchased in the Offer, other than Shares held by the Company as treasury stock or owned by Delta or any of its subsidiaries or Shares as to which appraisal rights have been exercised will be converted into the right to receive, without interest, an amount in cash equal to $34.00 per Share.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS (OTHER THAN DELTA AND ITS AFFILIATES). THE BOARD RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT.

     Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The Board of Directors of the Company has received an opinion of Morgan Stanley Dean Witter, financial advisor to the Company, that, as of the date of such opinion and based on and subject to the matters stated in such opinion, the $34.00 per Share cash consideration to be received by holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders.

     Please refer to the Offer to Purchase and related materials of Purchaser, including a Letter of Transmittal sent to you under separate cover, for use in tendering Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares.

     WE URGE YOU TO READ THE ENCLOSED DOCUMENTS CAREFULLY.

     The management and directors of the Company thank you for the support you have given the Company.

                              Sincerely,

                              /s/ George F. Pickett
                              George F. Pickett
                              Chairman of the Board and Chief Executive Officer